Exhibit 99.1

China Biologic Reports Financial Results

for the Fourth Quarter and Fiscal Year 2020

BEIJING, China – March 29, 2021 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its financial results for the fourth quarter and fiscal year of 2020.

Fourth Quarter 2020 Financial Highlights

•	Total sales in the fourth quarter of 2020 increased by 9.7% in USD terms and 3.2% in RMB terms to $112.1 million from $102.2 million in the same quarter of 2019.
•	Gross profit increased by 16.6% to $74.6 million from $64.0 million in the same quarter of 2019. Gross margin increased to 66.5% from 62.6% in the same quarter of 2019.
•	Income from operations increased by 75.3% to $32.6 million from $18.6 million in the same quarter of 2019. Operating margin increased to 29.1% from 18.2% in the same quarter of 2019.
•	Non-GAAP adjusted income from operations increased by 66.9% in USD terms and 56.7% in RMB terms to $46.4 million from $27.8 million in the same quarter of 2019.
•	Net income attributable to the Company increased by 89.6% to $23.7 million from $12.5 million in the same quarter of 2019. Diluted earnings per share increased to $0.59 compared to $0.32 in the same quarter of 2019.
•	Non-GAAP adjusted net income attributable to the Company increased by 74.9% in USD terms and 64.1% in RMB terms to $36.2 million from $20.7 million in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share increased to $0.91 from $0.53 in the same quarter of 2019.

Fiscal Year 2020 Financial Highlights

•	Total sales in 2020 increased by 4.1% in USD terms and 4.3% in RMB terms to $524.4 million from $503.7 million in 2019.
•	Gross profit increased by 4.6% to $344.4 million from $329.1 million in 2019. Gross margin increased to 65.7% from 65.3% in 2019.
•	Income from operations increased by 19.4% to $195.4 million from $163.6 million in 2019. Operating margin increased to 37.3% from 32.5% in 2019.
•	Non-GAAP adjusted income from operations increased by 23.1% in USD terms and 23.7% in RMB terms to $244.1 million from $198.3 million in 2019.
•	Net income attributable to the Company increased by 9.7% to $152.3 million from $138.8 million in 2019. Diluted earnings per share increased to $3.82 in 2020 compared to $3.53 in 2019.
•	Non-GAAP adjusted net income attributable to the Company increased by 16.4% in USD terms and 17.1% in RMB terms to $196.1 million from $168.4 million in 2019. Non-GAAP adjusted earnings per diluted share increased to $4.92 from $4.28 in 2019.

NOTE: Detailed financial statements and information are available through this link: https://mma.prnewswire.com/media/1476001/Appendix___China_Biologic_Fourth_Quarter_and_Fiscal_Year_2020_Financial_____1.pdf

“We are pleased to report that notwithstanding the COVID-19 pandemic disruption across the globe, China Biologic's top and bottom line results grew at a healthy pace during the full year 2020, with a strong year over year performance in the fourth quarter,” said Joseph Chow, Chairman and CEO of China Biologic. “Compared with 2019, both operating income and net income (non-GAAP) in 2020 experienced double-digit percentage growth and our operating margin increased by nearly 5%. This favorable result is partially driven by the recent group restructuring which streamlined our operations and reduced our expenses. In addition, we managed to maintain the same level of plasma collection volume as last year, recovering from the first quarter when plasma collection volume decreased by 40% due to the pandemic.”

“Looking ahead, the pandemic uncertainties will likely persist throughout most of 2021. We will continue exploring various initiatives to execute our operational strategies for the sustainable growth of the company. We believe these efforts will enable us to bring more reliable high quality medical products and technologies to our patients in the future.”

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying the detailed financial statements and information available through the link in the notes of this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.